Exhibit 99.1

Borr Drilling Limited - Notice of Annual General Meeting

The Annual General Meeting of Shareholders of Borr Drilling Limited (NYSE and Euronext Growth Oslo: "BORR") (the "Company") will be held on Wednesday, May 20, 2026. The record date for voting at the Annual General Meeting is set to April 7, 2026.

A copy of the Notice of Annual General Meeting and Form of Proxy will be distributed to Shareholders by normal distribution methods. Associated information, including the Company's latest annual report on Form 20-F, can be found on the Company’s website, www.borrdrilling.com.

Hamilton, Bermuda
March 25, 2026

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208